UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

China Digital TV Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

16938G 107

(CUSIP Number)

Yan Juan Weng

Unit 921, Level 9, Central Building, 1-3 Pedder Street, Central, Hong Kong

People’s Republic of China

(00852)3975-2817

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glories Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,257,599
	8.	SHARED VOTING POWER -
	9.	SOLE DISPOSITIVE POWER 3,257,599
	10.	SHARED DISPOSITIVE POWER -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,257,599
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 5.45% (1)
14.	TYPE OF REPORTING PERSON (see instructions) HC
(1) The percentage used herein is calculated based upon the 59,724,925 Ordinary Shares of the issuer that were issued and outstanding as of May 31, 2015 (according to information provided by the Issuer).

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yan Juan Weng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,257,599 (2)
	8.	SHARED VOTING POWER -
	9.	SOLE DISPOSITIVE POWER 3,257,599 (2)
	10.	SHARED DISPOSITIVE POWER -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,257,599 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 5.45% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(2) Represents 3,257,599 ordinary shares, par value US$0.0005 per share of China Digital TV Holding Co., Ltd. (“Ordinary Shares”) held by Glories Global Limited (“Glories Global”), of which Yan Juan Weng owns 100% equity interest.

Item 1.  Security and Issuer.

 This statement on Schedule 13D (this “Statement”) relates to the “Ordinary Shares of China Digital TV Holding Co., Ltd., an exempted limited liability company organized under the laws of the Cayman Islands (the “Issuer”). The principal executive office of the Issuer is Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, China.

Item 2.  Identity and Background.

This Statement is filed jointly by (i) Glories Global, and (ii) Yan Juan Weng. The reporting persons are making this single, joint filing pursuant to the Joint Filing Agreement attached as Exhibit 99.1, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

The principal business of Glories Global is to hold the Ordinary Shares in the Issuer.

Glories Global Limited is a company incorporated under the laws of the British Virgin Islands and its principal business address is Sea Meadow House, Blackburne Highway Road Town, Tortola, British Virgin Islands..

During the last five years, none of the reporting persons has been convicted in a criminal proceeding.

During the last five years, none of the reporting persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The present principal occupation of Yan Juan Weng is the Vice President of Hangzhou Haihe Water Conservancy & Hydro-Power Design Co., Ltd. Yan Juan Weng is a citizen of the People’s Republic of China.

Item 3.  Source or Amount of Funds or Other Consideration.

N/A

Item 4.  Purpose of Transaction.

The reporting persons have acquired the securities for capital investment purposes with the intention of acquiring capital profits by holding the Issuer’s Shares.

The reporting persons expect to evaluate the Issuer and review their holdings in the Issuer on a continuing basis. Depending upon various factors, including but not limited to the Issuer’s business, prospects and financial condition and market conditions and other factors that the reporting persons may deem relevant to their investment decision, the reporting persons may take such actions as they deem appropriate in light of the circumstances and conditions existing from time to time, including: increasing its stake in the Issuer through open market purchases, private transactions or tender or exchange offers; or selling all or portion of the Securities that they now own or hereafter may acquire on the open market or in private transactions.

Except as set forth in this Schedule 13D, the reporting persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date hereof, reporting person beneficially owns, in the aggregate, 3,257,599 Ordinary Shares. The beneficially owned Ordinary Shares represent, in aggregate, approximately 5.45% of the total number of outstanding Ordinary Shares of the Issuer. The percentage reported in this Schedule 13D is based upon 59,724,925 Ordinary Shares of the Issuer that were issued and outstanding as of May 31, 2015 (according to information provided by the Issuer).

(b)

	No. of shares beneficially owned	%of shares beneficially owned	Shares subject to sole voting power	Shares subject to shared voting power	Shares subject to sole dispositive power	Shares subject to shared dispositive power
Yan Juan Weng	3,257,599	5.45%	3,257,599	0	3,257,599	0
Glories Global	3,257,599	5.45%	3,257,599	0	3,257,599	0

(c) See Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated June 16, 2015, by and among the reporting persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLORIES GLOBAL LIMITED

/s/ Jiyi Weng
Director: Jiyi Weng

YAN JUAN WENG

/s/ Yan Juan Weng

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated June 16, 2015, by and among the reporting persons.